Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Press and Analyst Conference
for the Interim Report January - March 2007, on April 24, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 18, 2007--TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE):

Date: Tuesday April 24, 2007

Time: 13:00 (CET)

Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Mr Anders Igel, President and Chief Executive Officer of TeliaSonera and Mr Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will present the Interim report January - March, 2007.

Press identification card or similar is required to attend the press conference.

The press conference will be held in English and will be broadcast live over the Internet at www.teliasonera.com/ir

Listen in and attend the press conference live over the phone You can also listen to the conference live over the phone and attend the Q&A session via a conference call.

Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press conference to register your attendance.

Dial-in number: (0) 20 7162 01 25

Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until May 1, 2007: (0) 20 7031 40 64

Access code: 747486

See also the separate invitation to the Analyst Conference Call at 14:30 (CET) the same day.

The Annual General Meeting of TeliaSonera AB (publ) will be held on Tuesday, April 24, 2007 at 5 p.m. Swedish time at Stockholmsmassan in Alvsjo, Stockholm.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=428152&fn=wkr0010.pdf

This information was brought to you by Cision
http://newsroom.cision.com

CONTACT: TeliaSonera
Press Office, (0)8-713 58 30
or
Investor Relations, (0)8-504 550 00